

Mail Stop 3561

July 18, 2018

Jerry Kroll
Chief Executive Officer
Electrameccanica Vehicles Corp.
102 East 1st Avenue
Vancouver, British Columbia
Canada, V5T 1A4

> **Re: Electrameccanica Vehicles Corp.**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed July 3, 2018**
> **File No. 333-222814**

Dear Mr. Kroll:

    We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Exhibit 5.1</u>

1. Please have counsel provide an opinion that addresses the legality of the units. See Item 601(b)(5) of Regulation S-K.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3584 with any questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure

cc: William Rosenstadt
        Ortoli Rosenstadt LLP